UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

Studio 20, 11 F, International Plaza, 20 Sheung Yuet Road,
Kowloon Bay, Kowloon, Hong Kong
(+852) 2780 7733

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(1) Appointment of Kelly Ka Lee Lam as Executive Director.

On November 1, 2024, the Board approved the appointment of Kelly Ka Lee Lam as an executive director of the Company, effective November 1, 2024.

Ms. Lam does not have a family relationship with any director or executive officer of the Company. She was not involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biography for Ms. Lam is set forth below:

Ms. Kelly Ka Lee Lam, aged 41, is our executive director. She is an Australian citizen and has over 15 years of experience in the financial service industry. In July 2023, Ms. Lam was appointed as an Executive Director at GBA Holdings Limited, a publicly listed company on the Hong Kong Stock Exchange under the stock code 261. Ms. Lam has also served as a Wealth Management Manager at AIA International Limited since 2017, working in a freelance capacity. Since 2022, Ms. Lam has been an Independent Director at Magic Empire Global Limited (Nasdaq: MEGL), where she chairs the nominating and corporate governance committee and serves as a member of the audit and compensation committees. From 2019 to 2020, Ms. Lam became Head of Operations at Black Marble Securities Limited. From 2016 to 2019, Ms. Lam served as an Executive Director at Huisheng International Holdings Ltd, a publicly listed company on the Hong Kong Stock Exchange under the stock code 1340. From 2011 to 2012, she worked at Barclays Capital as a Synthetic Equities Trading Support Analyst. She was an Operations Officer of ABN AMRO Clearing HK Ltd from 2012 to 2016. From 2009 to 2011, Ms. Lam began her career at Bank of America Merrill Lynch, where she served as a Trading Support Specialist. Since 2017, Ms. Lam has held an Insurance Intermediaries Qualifying Examination (IIQE) License in Paper I, II, III, and IV. In 2007, Ms. Lam graduated from Swinburne University of Technology with a Bachelor’s degree in Business Accounting.

In connection with Ms. Lam’s appointment as an executive director, the Company and Ms. Lam entered into an agreement and agreed to receive annual compensation of $48,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 1, 2024	By:	/s/ Ho Wai (Howard) Tang
	Name:	Ho Wai (Howard) Tang
	Title	Executive Director

2